INDONESIA ENERGY CORPORATION LIMITED

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

August 21, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Nguyen, Legal Branch Chief

Re:	Indonesia Energy Corporation Limited

Registration Statement on Form F-1

Filed July 30, 2019

File No. 333-232894

Dear Ms. Nguyen:

Indonesia Energy Corporation Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 6, 2019, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) previously filed with the Commission on July 30, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) which is being filed with the Commission concurrently with the submission of this letter.

Form F-1

Risk Factors

Our business requires significant capital investment . .. . , page 25

1.	Your response to prior comment 3 states that the $42.9 million you will incur in future development costs will be financed initially with cash generated by your operating activities in Kruh Block under the Technical Assistance Contract and with part of the proceeds from your initial public offering. Additional financing will come from the cash generated by your operating activities through the cost recovery system from the Joint Operation Partnership (or KSO) in Kruh Block along with financial support from your shareholders and other sources of financing. Please provide us with additional information detailing the sources of capital you reasonably expect will exist to finance the development of your proved reserves. Your response should be specific with regards to the sources of the full amount management believes will be necessary to implement your development plan for the Kruh Block.

1

The Staff is advised that the $42.9 million in future development costs is the total estimated amount required for our development plan in Kruh Block during the KSO period from May 2020 up to May 2030. The following table summarizes the estimated sources of capital that we have a reasonable expectation will exist to finance the development of our proved reserves. The actual amount may differ from these estimates.

Sources of Capital	Note	Amount
Unrestricted cash on hand or cash generated by operating activities under TAC	(a)	$1,000,000
Bank loan	(b)	1,500,000
Proceeds from the initial public offering	(c)	9,000,000
KSO operating activities	(d)	31,400,000
Total		$42,900,000

(a)	As of June 30, 2019, we had approximately $4.1 million in unrestricted cash and cash equivalents and we reasonably expect to have at least $1 million available to partially fund our development plan in Kruh Block in June 2020.

(b)	We currently have a credit facility in the form of an overdraft loan with PT Bank UOB Indonesia, and we reasonably expect that we would be able to obtain a loan from such bank in the amount of $1.5 million to partially fund our development plan in Kruh Block.

(c)	We plan to use part of the proceeds from the initial public offering to partially fund our development plan in Kruh Block.

(d)	We expect that the wells we drill in Kruh Block in 2020 are able to generate the free cash flow necessary to finance a significant portion of our development plan in Kruh Block. More details regarding our cash flow schedule can be found in our response to comment 6 below.

Use of Proceeds , page 43

2.	We note your revised disclosure on page F-29 indicating that you intend to use part of the proceeds from the initial public offering for the development plan in the Kruh Block. Please revise your use of proceeds section to provide the approximate amount intended to be used for this purpose. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosures under “Use of Proceeds” on page 43 in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 54

3.	The revised disclosure provided in response to prior comment 4 states that you expect to generate approximately $3.3 million in revenues from July 2019 to June 2020 to support your capital expenditures. Revise to provide additional context regarding the existence and timing of commitments for capital expenditures and other reasonably likely cash requirements during this period. See section IV of SEC Release No. 33-8350 for additional guidance.

In response to the Staff’s comment, we have revised the disclosures on page 54 of the Amended Registration Statement.

Notes to Consolidated Financial Statements

Supplementary Information for Oil and Gas Producing Activities (Unaudited)

Proved Reserves the Company Expects to Lift in Kruh Block, page F-25

4.	We have read your response to comment 2. Provide us with your development schedule indicating for each annual period the estimated additional capital expenditures to reconcile the difference between the $27.0 million in future well costs and the approximate $42.9 million in total future development costs disclosed in the standardized measure of discounted future net cash flows.

2

The Staff is advised that future well costs are the costs directly related to the drilling and completion of a new well, while future development costs also include capital expenditures on production facility, geological and geophysical studies (G&G studies), seismic and well services. Therefore, future development costs include the future well costs and other capital expenditures, which accounts for the difference between $42.9 million and $27.0 million. The following table summarizes our currently anticipated development schedule and associated development costs between 2020 and 2022 and also cumulatively for the period 2023 through 2030:

	Unit\Year	2020	2021	2022	2023 to 2030	Total
Planned PUD wells	Gross well	9	9	7	-	18
Future wells costs (1)	US$	13,500,000	10,500,000	3,000,000	-	27,000,000
Production facilities	US$	-	1,000,000	2,500,000	1,500,000	5,000,000
G&G studies	US$	200,000	200,000	200,000	1,550,000	2,150,000
Seismic	US$	-	2,500,000	-	-	2,500,000
Well services	US$	390,000	600,000	660,000	4,565,000	6,215,000
Total future development costs	US$	14,090,000	14,800,000	6,360,000	7,615,000	42,865,000

(1)	Future wells costs are the capital expenditures associated with the new wells costs and do not include other capital expenditures such as production facilities.

5.	We have read your response to comment 9 and note that the changes in proved reserves related to the reserves added from the drilling program of 18 wells following the extension of the Kruh Block operatorship are described as revisions of previous estimates and that the reserves added from the extension of the operatorship of the Kruh Block until May 2030 are described as extensions and discoveries. These descriptions do not appear to be consistent with the descriptions of such changes provided in FASB ASC 932-235-50-5(a) and 50-5(d), respectively. Revise your descriptions of changes as necessary to align your disclosure with the change categories described in FASB ASC 932-235-50-5 or tell us why a revision is not necessary.

3

In response to the Staff’s comment, we have revised the disclosures on pages F-26, F-27 and F-29 of the Amended Registration Statement to align our disclosures with the change categories described in FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-28

6.	Your revised disclosure under this section indicates, in part, that only approximately $10 million out of the approximately $42.9 million in future development costs is initially required to fund the development plan relating to the Kruh Block. Explain to us, in reasonable detail, the basis for this statement. As part of your response, explain how this disclosure is consistent with the disclosure on page F-26 which indicates $13.5 million in future development costs in 2020, excluding the capital expenditures for production facilities.

With the objective of providing clearer disclosure regarding the initial capital required to develop Kruh Block, and taking into consideration the amount disclosed as future development costs, the Staff is advised that we have updated page F-28 in the Amended Registration Statement to revise the amount that will be initially required in Kruh Block after the TAC expires and the KSO becomes effective at the end of May 2020 to approximately $11.44 million. The previous disclosure of approximately $10 million also considered the cash generated by the TAC while, now, we are considering only the cash flow and investment for the KSO starting at the end of May 2020.

We have also provided the estimated monthly and cumulative cash flow table for Kruh Block for the period when the KSO becomes effective up to the end of year 2020, in which we estimate we will require $11.44 million to develop the reserves while reinvesting the cash generated from the crude oil production from the KSO in the following years. Please note that in the table below, we estimate that the 3 wells drilled in June 2020 will generate more than $2 million in revenue to partially fund the wells drilled in August 2020. Thus, we estimate that we shall only require $11.44 million because that number represents our maximum cash exposure (or highest negative cumulative cash flow, in August 2020) for the development of the Kruh Block, which is less than the $13.5 million we expect to deploy in future well costs in 2020. As in our response to comment 4 above, please be advised that the information in the table below is provided solely for the Staff’s informational review and in response to its comment. The numbers in the following table are presented in U.S. dollars and in thousands.

	2020
	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Net Revenue	$259	$1,201	$2,221	$2,971	$2,980	$2,971	$2,980
Direct Production Cost	66	264	459	653	655	653	655
G&A Expenses	83	83	83	83	83	83	83
Head Office Overhead	71	71	71	71	71	71	71
Capital Expenditures
Well Costs	4,500	4,500	4,500	-	-	-	-
Production facilities	-	-	-	-	-	-	-
G&G studies	200	-	-	-	-	-	-
Seismic	-	-	-	-	-	-	-
Well services	56	56	56	56	56	56	56
Tax	-	-	-	-	-	-	-
Monthly net cash flow	(4,718)	(3,773)	(2,949)	2,108	2,115	2,108	2,115
Cumulative cash flow	$(4,718)	$(8,491)	$(11,439)	$(9,331)	$(7,217)	$(5,108)	$(2,994)

4

After 2020, the development plan and capital expenditures are scheduled to match the cash generated by the KSO and we do not expect to require additional sources of capital other than the revenue from the KSO. In the table below, we have provided for the Staff’s review the estimated yearly and cumulative cash flow table for Kruh Block for the period when the KSO becomes effective up to year 2023.

	2020*	2021	2022	2023
Net Revenue	$15,584	$27,491	$20,552	$15,864
Direct Production Cost	3,405	4,185	4,936	4,367
General & Administrative Expenses	583	1,000	1,000	1,000
Head Office Overhead	500	500	500	500
Capital Expenditures
Well Costs	13,500	10,500	3,000	-
Production facilities	-	1,000	2,500	1,500
G&G studies	200	200	200	450
Seismic	-	2,500	-	-
Well services	390	600	660	660
Tax	-	1,438	3,231	3,155
Yearly net cash flow	(2,994)	5,569	4,525	4,233
Cumulative cash flow	$(2,994)	$2,575	$7,100	$11,333
* Reflects only the KSO period in 2020 from June to December.

Net revenue and all elements from the above tables are extracted from the table used to calculate the standardized measure of discounted future net cash flows relating to proved oil and gas reserves provided under the supplementary information for oil and gas producing activities section of the Amended Registration Statement.

7.	Provide us with a breakdown of the costs for the items that are included in the initial $10 million figure, e.g. the costs to drill and complete wells, costs for production equipment, facilities and related infrastructure, etc.

The Staff is advised that we have revised the figure to $11.44 million and the breakdown of costs are provided in the table shown in response to comment 6 above.

General

8.	We note your response to our prior comment 1. Please supplementally provide us with copies of all supporting materials for the industry statistics you cite in your registration statement.

Concurrently with the submission of this response letter, our counsel will be sending the Staff the requested materials by Federal Express.

We thank the Staff in advance for its review of the foregoing and the Amended Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, Lawrence A. Rosenbloom, Esq., at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ James J. Huang
James J. Huang
Chief Investment Officer

cc:	Ellenoff Grossman & Schole LLP

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